SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
   --------------------------------------------------------------
                           AMENDMENT NO. 2
                                 TO
                           SCHEDULE 14D-9
    ------------------------------------------------------------
                SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
    ------------------------------------------------------------
           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                      (Name of Subject Company)

           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                 (Names of Person Filing Statement)

               COMMON STOCK, PAR VALUE $1.00 PER SHARE
       (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                   (Title of Class of Securities)

                             03070M 10 0
                (Cusip Number of Class of Securities)
    -------------------------------------------------------------
                          CHARLES R. FOLEY
                PRESIDENT AND CHIEF EXECUTIVE OFFICER
           AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                168 LOUIS CAMPAU PROMENADE, SUITE 400
                    GRAND RAPIDS, MICHIGAN 49503
                           (616) 336-9400
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
        ------------------------------------------------------------
                           With a Copy to:
                       WILLIAM R. KUNKEL, ESQ.
           SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                        333 WEST WACKER DRIVE
                      CHICAGO, ILLINOIS  60606
                           (312) 407-0700




                            INTRODUCTION

      Ameriwood Industries International Corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, as filed on April 3, 1998, as amended on April 17, 1998 (the "Schedule 14D- 9"), with respect to the tender offer made by Horizon Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of Dorel Industries Inc. ("Parent"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

      Item 4 of the Schedule 14D-9 is hereby amended and restated as follows:

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Recommendation of the Board of Directors. The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that each of the Offer and the Merger is fair to and in the best interests of the Company and its shareholders. The Board unanimously recommends that all shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

      Background; Reasons for the Recommendation. The ready-to-assemble ("RTA") furniture industry, while exhibiting growth above the general economy, is very competitive and in recent years has experienced intensified competition. There has been consolidation of both industry participants and customers, and in addition, there have been technological advances in production allowing for greater production efficiencies and expanded capabilities. The largest industry participants significantly influence the competitiveness of the industry by their manufacturing capacity and efficiency as well as their economies of scale in servicing customers. In view of this industry environment, in September 1996, management of the Company began work on a three year strategic plan (the "Plan") which was then presented to the Board of Directors in November 1996. Following review of the Plan, the Board of Directors decided that a further study of the Company's capital expenditure needs was required and a consultant for such study was retained. The consultant rendered a preliminary report in February 1997 and, at the meeting of the Board of Directors in April 1997, the final report was submitted and reviewed. Also at the meeting, management of the Company reported on recent developments in the industry and the Company's position in the industry.

      From May 1997 through August 1997, management of the Company and the Board of Directors commenced a thorough reexamination of the Company's Plan and its implementation. The reexamination of the Plan indicated that while the Company had made progress in increasing its manufacturing capabilities and raising productivity, the Company's long-term competitive position was nonetheless subject to substantial risks. In particular, substantial capital expenditures would be required to keep the Company competitive in an environment of significantly larger industry participants, with greater financial resources than the Company, pursuing a consolidating customer base. As a result, the Board of Directors and the Company's management determined that the Company should conduct a systematic review of its strategic alternatives, including alternatives to remaining an independent company, in order to increase shareholder value.

      At the Board meeting held in August, the Board of Directors authorized senior management to contact outside financial advisors with respect to the consideration and implementation of possible strategic alternatives for the company. In October 1997, ABN AMRO Incorporated ("AAI") was retained. During the period from October through November 1997, AAI approached a number of companies on a confidential basis to discuss their interest in entering into a strategic transaction with the Company. Certain of these companies, including Parent, entered into confidentiality and standstill agreements with the Company and received financial and other information regarding the Company in order to conduct a due diligence review.

      In December 1997, the Company's senior management and representatives of AAI reported to the Board the results of their preliminary discussions with potential strategic partners, including preliminary indications of interest in pursuing a transaction from three of these potential strategic partners.

      From January through February 1998, these three potential strategic partners continued to conduct their due diligence review, which included tours of Company facilities and presentations by senior management of the Company. During this period, AAI was notified by one of the parties that it no longer was interested in pursuing a strategic relationship with the Company. On February12, 1998, the Board of Directors held a special meeting to explore further the company's strategic and financial alternatives. The Company's senior management and representatives of AAI reported to the Board the status of discussions with the remaining two potential strategic partners.

      During the last two weeks of February 1998 and the first two weeks of March 1998, the two potential strategic partners and their respective representatives and legal advisors reviewed due diligence documents and had numerous discussions with senior management of the Company.

      During the week of March 9, 1998, representatives of AAI indicated to each of the potential strategic partners that, although no determination had been made to sell the Company, the Company was willing to consider proposals related to potential transactions with the Company and requested that proposals be submitted on March 12, 1998. On March 12, 1998, the Company received and initially evaluated proposals from the two parties. After the Company further reviewed the proposals with its legal and financial advisors at a Board meeting on March 13, 1998, the Company's financial and legal advisors contacted the parties to clarify and discuss their proposals and resolve due diligence items which remained open. On March 23, 1998, AAI contacted the two parties to solicit revised proposals on March 24, 1998. After receiving and evaluating revised proposals on March 24, 1998, AAI contacted the interested parties to solicit their best proposals by March 26, 1998.

      On March 26, 1998, a meeting of the Board of Directors was held in Chicago. After a presentation by AAI to the Board of Directors, the terms of the proposed transactions and related merger agreements were presented to and reviewed by the Board. The Board of Directors analyzed and discussed the proposed transactions and agreements. Following the meeting, the Company's financial advisors contacted each of the interested parties to confirm that both parties had submitted their best and final proposals. Parent later submitted a revised proposal and the other interested party advised representatives of AAI that its previous proposal constituted its best and final proposal. The proposal from the other interested party was at a price lower than $9.625 per Share and contained other terms and conditions which were deemed by the Board to be less favorable to the Company or, in some cases, still unresolved by the parties. Because of these factors, the Board decided to continue to pursue only the proposal from Parent. Negotiations with Parent continued, culminating in the Company and Parent agreeing upon a form of definitive agreement to be presented for review by the Board of Directors at a meeting scheduled for March 27, 1998.

      On March 27, 1998, at a meeting of the Board of Directors, the terms of the proposed transaction with Parent and the Merger Agreement were presented to and reviewed by the Board. AAI made a presentation to the Board of Directors and delivered its opinion as to the fairness of the $9.625 per Share cash consideration to be received in the Offer and the Merger by the holders of outstanding Shares. The Board of Directors analyzed and discussed the Offer, the Merger Agreement and the Merger and reviewed proposed resolutions related to the transaction. After discussion and further analysis, the Board of Directors unanimously recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. With respect to the Merger, the Board of Directors unanimously recommended that, if a shareholder vote is required by applicable law, the shareholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger. A copy of a press release announcing the transaction is attached hereto as Exhibit 3 and incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Statement, is attached hereto as Exhibit 4 and incorporated herein by reference.

      In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

            (i) the terms of the Merger Agreement;

            (ii) presentations by the President and Chief Executive Officer of the Company and the Company's financial advisors (at such meeting and at previous Board of Directors' meetings) regarding the financial condition, results of operations, capital expenditure needs and business and prospects of the Company, including the prospects if the Company were to remain independent;

            (iii) the results of the process undertaken to identify and solicit indications of interest from third parties to enter into a strategic transaction with the Company;

            (iv) the trading price of the Shares over the last three years and that the $9.625 per Share Offer price represents a premium of approximately 50% over the closing sales price for the Shares on the Nasdaq National Market on March 26, 1998, the last trading day prior to the date of execution of the Merger Agreement;

            (v) the presentation of AAI at the March 26 and March 27, 1998 Board of Directors' meetings and the opinion of AAI to the effect that, as of the date of the opinion, the $9.625 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of AAI, which accompanies this Statement, is attached hereto as Exhibit 5 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF AAI CAREFULLY IN ITS ENTIRETY;

            (vi) that the Merger Agreement permits the Company to furnish nonpublic information and access in response to unsolicited proposals by third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party making a proposal to submit an Acquisition Proposal to the Company, if the Board of Directors determines in good faith, after consultation with AAI or another financial adviser of nationally recognized standing, that such third party is reasonably likely to submit an Acquisition Proposal which is a Superior Proposal and determines in good faith, based upon advice of outside legal counsel, that the failure to take any of such actions is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law;

            (vii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to (x) a fee of $1.5 million and (y) reimbursement of expenses up to $1.5 million upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation to the shareholders with respect to the Offer and the Merger; and

            (viii) the Board's belief, based in part on the factors referred to above, including the significant changes that have occurred in the RTA furniture industry, that the combined company would have the economies of scale to make the capital expenditures and achieve the operating efficiencies required to respond effectively to the needs of customers and markets and the increased competitiveness of the RTA furniture industry.

      The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1998         AMERIWOOD INDUSTRIES INTERNATIONAL
                                CORPORATION


                              By: /S/ CHARLES R. FOLEY
                                 -------------------------------------
                                  Name: Charles R. Foley
                                  Title: President and Chief
                                         Executive Officer